12012240

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stratton Capital Management, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Manning 212 605-0575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ives & Sultan, LLP
(Name – *if individual, state last, first, middle name*)

100 Crossways Park Dr. W. (Address) Woodbury, (City) NY (State) 11797 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
REGISTRATIONS BRANCH
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Manning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stratton Capital Management, Ltd., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID LOPEZ
MY COMMISSION EXPIRES
NOV. 05 2015
KINGS COUNTY, NY
NOTARY PUBLIC

#01LO6177079

Notary Public

M.J. MANNING
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stratton Capital Management, Ltd.

Financial Statements

December 31, 2011 and 2010

Ives & Sultan, LLP
Certified Public Accountants

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

STRATTON CAPITAL MANAGEMENT, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

STRATTON CAPITAL MANAGEMENT, LTD.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010

Table of Contents

IVES & SULTAN, LLP
Certified Public Accountants

IVES & SULTAN, LLP
Certified Public Accountants
100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Stratton Capital Management, Ltd.
New York, New York

We have audited the accompanying statements of financial condition of Stratton Capital Management, Ltd. as of December 31, 2011, and 2010 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stratton Capital Management, Ltd., as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information is fairly stated in all material respects in relation to the financial statements as a whole.

IVES & SULTAN, LLP
Certified Public Accountants

February 2, 2012

STRATTON CAPITAL MANAGEMENT, LTD.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

	2011	2010
Assets		
Cash and Cash Equivalents *(Note 1b)*	$ 190,892	$ 231,783
Accounts Receivable	251,100	328,800
Prepaid Expenses	16,988	14,594
Property and Equipment - Net of Accumulated Depreciation *(Note 2)*	14,070	19,578
TOTAL ASSETS	$ 473,050	$ 594,755

Liabilities and Stockholders' Equity

	2011	2010
Liabilities		
Accounts Payable and Accrued Expenses	$ 21,325	$ 24,688
Income Taxes Payable	-	8,068
	21,325	32,756
Stockholders' Equity		
Capital Stock ($.01 Par Value 1,000 Shares Authorized Issued and Outstanding)	10	10
Paid-in Capital	75,199	75,199
Retained Earnings	376,516	486,790
	451,725	561,999
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 473,050	$ 594,755

See accountants' audit report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.

STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31,

	2011	2010
Revenues		
Commisions	$ 665,339	$ 706,978
Interest and Dividiends	229	904
Total Revenues	665,568	707,882
Expenses		
Officer Salary	180,000	175,000
Office Salaries	139,829	146,444
Payroll Taxes	24,450	25,256
Rent and Utilities	178,095	177,085
Pension Expense	1,140	(20,711)
Office Expense	50,510	49,894
Telephone and Communications	13,284	17,771
Consulting	9,260	13,340
Computer Expense	6,194	7,732
Dues, Licenses and Fees	25,744	22,500
Professional Fees	48,052	59,209
Insurance	23,168	22,916
Travel and Entertainment	69,508	93,493
Depreciation	5,508	3,639
Total Expenses	774,742	793,568
Loss before Income Taxes	(109,174)	(85,686)
Provision for Income Taxes *(Note 1d)*	1,100	1,597
Net Loss	(110,274)	(87,283)
Retained Earnings - Beginning	486,790	824,073
	376,516	736,790
Less: Stockholders' Distribution	-	250,000
Retained Earnings - Ending	$ 376,516	$ 486,790

See accountants' audit report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2011	2010
Cash Flows From Operating Activities		
Net Loss	$ (110,274)	$ (87,283)
Adjustment to Reconcile Net Loss to Net Cash Provided (Used) By Operating Activities		
Depreciation	5,508	3,639
(Increase) Decrease in Assets:		
Accounts Receivable	77,700	338,800
Prepaid Expense	(2,394)	3,739
Increase (Decrease) in Liabilities:		
Accounts Payable and Accrued Expenses	(3,363)	1,773
Income Taxes Payable	(8,068)	3,034
Accrued Pension Expense	-	(26,467)
Net Cash Provided (Used) By Operating Activities	(40,891)	237,235
Cash Flows From Investing Activities:		
Acquisition of Property and Equipment	-	(16,493)
Cash Flows From Financing Activities:		
Stockholders' Distribution	-	(250,000)
Net Increase (Decrease) in Cash and Cash Equivalents	(40,891)	(29,258)
Cash and Cash Equivalents - At Beginning	231,783	261,041
Cash and Cash Equivalents - At End	$ 190,892	$ 231,783

Supplemental Disclosures of Cash Flow Information:

Cash Paid During The Period For:

	2011	2010
Taxes	$ 870	$ 45,091
Interest	$ -	$ -

See accountants' audit report and accompanying notes to financial statements.

IVES SULTAN, LLP
Certified Public Accountants

1. **Summary of Significant Accounting Policies**

a. Type of Organization

Stratton Capital Management, Ltd. ("Stratton"), a Delaware Corporation was incorporated on January 21, 1999. Stratton was issued a broker/dealer license on November 29, 2000 by the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Stratton was organized to sell private placement and related programs to qualified investors.

Stratton Capital Management does not maintain any customer account, as defined by Rule 15c3-3of the Securities and Exchange Commission. Stratton is therefore exempt from Rule 15c3-3 in accordance with subparagraph (k)(2)(i) thereof.

b. Cash and Cash Equivalents

Stratton includes cash on deposit, cash on hand, and certificates of deposits with original maturities of less than three months (if any) as cash equivalents.

c. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

d. Income Taxes

Effective June 30, 1999 the stockholders elected to treat the Company as a small business corporation ("S" Corporation) for income tax purposes as provided in Section 1372 of the Internal Revenue Code and applicable states statutes. Accordingly, the corporate income or loss is passed through to the stockholders who are responsible for the tax on their personal income tax returns. No provision is therefore necessary for Federal income taxes. The City of New York does not recognize the "S" election and consequently, does assess tax at the corporate level. The provision for New York City taxes on income for the years ended December 31, 2011 and 2010 are $1,100 and $1,597, respectively.

The Company is subject to income tax examination from 2008 thru the current period. The Company has not taken any uncertain tax positions and has not accrued any tax liabilities that may result from an income tax audit.

The Company has adopted new accounting guidance as codified in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, Income Taxes (Formerly FIN 48), regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in financial statements. Tax positions that are not more likely than not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current year expense or the absence of a benefit, as appropriate for the tax position. The adoption of this guidance did not have an impact on the Company's financial position or result of operations. The management of the Company has concluded that there are no uncertain tax positions that would require recognition in the Company's financial statements. Generally, tax authorities can examine tax returns filed for the last three years.

1. **Summary of Significant Accounting Policies (Continued)**

d. Income Taxes (continued)
The Company has a New York City net operating loss of approximately $190.000, which will be accrued forward into future records.

e. Subsequent Events
Management has evaluated subsequent events through February 2, 2012, the date that the financial statements were available to be issued. No significant material subsequent events have been identified that would require adjustment of or disclosure in the accompanying financial statements.

2. **Property and Equipment**

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expenses as incurred.

Depreciation of assets is provided on the straight-line method over the estimated useful lives of the assets, which is from three to seven years.

	Estimated Useful Lives	2011	2010
Computer Equipment	5 Years	$23,860	$23,860
Furniture and Fixtures	7 Years	5,054	5,115
		28,914	28,975
Less: Accumulated Depreciation		14,844	9,397
		$14,070	$19,578

Depreciation expense for the years ending December 31, 2011 and 2010 is $5,508 and $3,639, respectively.

3. **Concentration of Credit Risk**

The Company's financial instruments that are exposed to the concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. At times such investments may be in excess of the FDIC insurance limited. As of the balance sheet dates the Company's cash exposure in excess of the FDIC insurance limits is $0. The Company routinely assesses the financial strengths of its customers and, as a consequence believes that its trade accounts receivable credit risk exposure is limited.

In 2011 and 2010, the three largest customers accounted for 99% of sales.

4. **Related Party Transactions**

The company rents space from 985 Fifth Avenue, the home office of its sole shareholder for $53,460 for the years ended December 31, 2011 and 2010.

5. **Net Capital Requirements**

Stratton is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), At December 31, 2011 and 2010, Stratton had net capital of $169,567 and $199,027 which was $164,567 and $194,027 in excess of the net required capital of $5,000. Stratton's net capital ratio was 13 to 1 and 16 to 1, respectively.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2011 and 2010

STRATTON CAPITAL MANAGEMENT, LTD.
SCHEDULE I
YEARS ENDED DECEMBER 31,

	2011	2010
NET CAPITAL		
Total Assets	$ 473,050	$ 594,755
Less: Total Liabilities	21,325	32,756
Net Worth	451,725	561,999
Deductions and/or Charges		
Non-allowable Assets:		
Accounts Receivable	251,100	328,800
Prepaid Expenses- Other	16,988	14,594
Property and Equipment (Net of Depreciation)	14,070	19,578
Total Decutions and/or Charges	282,158	362,972
Net Capital	169,567	199,027
Aggregate Indebtedness		
Items Included in Statement of Financial Condition:		
Account Payable and Accrued Expenses	21,325	24,688
Income Taxes Payable	-	8,068
Total Aggregate Indebtness	21,325	32,756
Minimum Net Capital Required (Based on Aggregate Indebtedness)	1,422	2,184
Computation of Basic Net Capital Requiremnets		
Minimum Net Capital Required	5,000	5,000
Excess Net Capital	164,567	194,027
Excess Net Capital at 1,000 percent	163,567	193,027
Ratio: Aggregate indebtedness to Net Capital	12.58%	16.46%
Ratio Aggregate indebtedness to Debt-Equity	0.00%	0.00%
RECONCILIATION WITH STRATTON CAPITAL MANAGEMENT, LTD.		
Net Capital, as reported in Company's Part II (Unaudited) Focus Report	169,567	130,344
Audit Adjustment to Reflect Pension Accrual	-	68,683
Net Capital Per Above	$ 169,567	$ 199,027

See accountants' audit report and accompanying notes to financial statements.

IVES SULTAN, LLP
Certified Public Accountants

STRATTON CAPITAL MANAGEMENT, LTD.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31, 2011 and 2010

As Stratton Capital Management, LTD. does not hold customer accounts, this schedule is not applicable.

See accountants' audit report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31,

	2011	2010
1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.)	$0	$0
A. Number of items	0	0
2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding itens arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3	$0	$0
A. Number of items	0	0

See accountants' audit report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS AS OF DECEMBER 31, 2011 AND 2010

As Stratton Capital Management, LTD. does not hold customer accounts, this schedule is not applicable.

See accountants' audit report and accompanying notes to financial statements.

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

The Board of Directors of
Stratton Capital Management Inc.
New York, New York

In planning and performing our audit of the financial statements of Stratton Capital Management, Ltd. (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study on the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily indentify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

IVES & SULTAN LLP
Certified Public Accountants

February 2, 2012

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

To the Board of Directors of
Stratton Capital Management, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Stratton Capital Management, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and solely to assist you and the other specified parties in evaluating Stratton Capital Management, Ltd.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Stratton Capital Management, Ltd.'s management is responsible for the Stratton Capital Management, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the period January 1, 2011 to December 31, 2011.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Ives & Sultan LLP
Certified Public Accountants

February 2, 2012

STRATTON CAPITAL MANAGEMENT, LTD.

SEC FILE NUMBER 52570

SCHEDULE OF ASSESSMENT PAYMENTS SIPC

FOR THE ASSESSMENT PERIOD JANUARY 1, 2011 TO DECEMBER 31, 2011

SIPC-7 – General Assessment	$1,664
Less amounts paid to SIPC:	
July 11, 2011	$ 604
January 31, 2012	1,060
Total Payments	$1,664

STRATTON CAPITAL MANAGEMENT, LTD.

SEC FILE NUMBER 52570

SCHEDULE OF ASSESSMENT PAYMENTS SIPC

FOR THE ASSESSMENT PERIOD JANUARY 1, 2010 TO DECEMBER 31, 2010

SIPC-7 – General Assessment	$1,833
Less amounts paid to SIPC:	
July 21, 2010	$ 609
January 28, 2011	1,224
Total Payments	$1,833

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 31 Dec, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

RECEIVED JAN 0[illegible] 2012

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052570 FINRA DEC
STRATTON CAPITAL MANAGEMENT LTD 9*9
575 MADISON AVE STE 1006
NEW YORK NY 10022-8511

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1664
   B. Less payment made with SIPC-6 filed (exclude interest) (604)

   Date Paid

   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 1060
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1060
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 1060
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stratton Capital Management
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 31 day of Jan, 2012.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 20 11
and ending 12/31, 20 11

Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 665,567
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		0
(2) Net loss from principal transactions in securities in trading accounts.		0
(3) Net loss from principal transactions in commodities in trading accounts.		0
(4) Interest and dividend expense deducted in determining item 2a.		0
(5) Net loss from management of or participation in the underwriting or distribution of securities.		0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		0
(7) Net loss from securities in investment accounts.		0
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		0
(2) Revenues from commodity transactions.		0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		0
(4) Reimbursements for postage in connection with proxy solicitation.		0
(5) Net gain from securities in investment accounts.		0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)		0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		0
Total deductions		0
2d. SIPC Net Operating Revenues		$ 665,567
2e. General Assessment @ .0025		$ 1664

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